

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via E-mail
Scott McPherson
Chief Financial Officer
CannLabs, Inc.
3888 E. Mexico Avenue, Suite 202
Denver, CO 80210

> Re: **CannLabs, Inc.**
> **Form 8-K**
> **Filed August 15, 2014**
> **File No. 333-155318**

Dear Mr. McPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed August 15, 2015

Special Note Regarding Forward Looking Statements, page 2

1. We note that you claim the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We also note your risk factor on page 15 which states that your common stock is a "penny stock" as defined under Rule 3a51-1 of the Exchange Act. Given your disclosure that your common stock is "penny stock", please revise this section to remove the reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Please revise to identify the accredited investor who purchased the 500,000 shares of the Series A Convertible Preferred Stock.

3. Please revise to identify the accredited investor who entered into the Note Purchase Agreement to purchase up to $750,000 of senior secured convertible promissory notes.

Business, page 6

4. Given that you derive revenues from CannLabs Colorado, please revise to provide the disclosures required by Item 101(h)(4) for this entity. Also, please revise to discuss the nature of your relationship with CannLabs Colorado.

5. Please provide supplemental support for your assertion that CannLabs Colorado is the first state-certified cannabis testing lab in the country or revise to characterize this statement as management's belief.

6. Please revise your Business section to include the disclosures required by Item 101(h)(4)(x) with respect to your research and development activities.

7. Please revise to address the material terms of the License Agreement and the Administrative Services Agreement.

Services, page 6

8. Given that it appears you have a single licensing agreement, please revise to describe your dependence on CannLabs' testing lab in Denver or alternatively, please tell us why you are not dependent upon your agreement with this lab. See Item 101(h)(4)(iv) of Regulation S-K.

9. We note your disclosure in the consulting and research sections which indicate that the company provides customized consultation programs, advanced research and help to develop better cannabis products. Your disclosure in the introductory business section indicates that you provide software, an internet portal along with administrative services to CannLabs Colorado. Please revise the disclosure in the consulting and research sections to clearly differentiate the business provided by the company and the business conducted by CannLabs Colorado. We may have further comment.

The Market, page 8

10. Given that you are selling services to testing labs, and not selling marijuana, please revise to describe the market for the particular services that you provide. For example, if

known, please disclose the number of labs which conduct marijuana testing.

Intellectual Property, page 8

11. Please revise to provide all of the information required by Item 101(h)(4)(vii) of
    Regulation S-K with respect to your licenses, including the duration of your agreement.

Marketing strategy, page 9

12. Please revise to clarify where the company markets its services.

Technology, page 9

13. Please revise this section to be more specific about what type of technology Carbon
    Bond licenses to the CannLabs' testing lab in Denver. So investors can better understand
    your business, please provide a general overview of how your technology works and
    what it allows the CannLabs to do.

Government Regulation, page 10

14. Given the extensive Federal regulation of the marijuana industry, please describe with
    greater specificity the actions you have taken to comply with the Cole Memo. Also, we
    note your disclose on page 9 that certain other labs are licensed and certified. Please
    revise this section to describe any licensing or certification requirements that apply or
    will likely apply to your planned operations or advise. See Items 101(h)(4)(viii) and (ix)
    of Regulation S-K.

15. Also, we note your risk factor on page 12 that you may have difficulty in accessing the
    banking system because of the nature of your business. Please revise to describe any
    steps which you have been required to take in order to access the banking system or
    advise.

Properties, page 10

16. Please revise to address the material terms of the company's lease.

Risk Factors, page 11

17. We note your disclosure on page 6 that under Colorado law, the holders of licenses for
    marijuana related businesses must be residents of the State of Colorado or all of the
    owners of an entity must be Colorado residents. Please tell us whether it would be a
    material risk to investors if Colorado regulators found that Cannlabs Colorado was not
    independent of your operations. If so, please revise your risk factors to disclose the risk.

"Our Plans Are Dependent Upon Key Individuals…," page 13

18. Please revise to further address your ability to retain key employees. For example, please expand this risk factor to describe whether you have any agreements with your key employees, including, to the extent material, your employees who have PhDs, as referenced on page 7.

"We Have Not Paid Dividends In The Past…, page 17

19. We note your disclosure on page 3 that your Series A Preferred Shares will carry an annual 8% per share cumulative dividend, payable when and if declared by the Board of Directors and prior and in preference to payment of any dividends on the common stock. Please revise this risk factor to include disclosure regarding the dividend preference of your Series A Preferred and its effect on your common stock holders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

20. Please revise to provide the information required by Items 303(a)(1) and (2) with respect to your liquidity and capital resources. When discussing your liquidity, please be sure to discuss the material terms of all of your outstanding loan agreements including your convertible promissory note and the loan agreements with your executive officers as described on page 27.

Business Overview, page 19

21. Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your MD&A should identify and address your key performance indicators and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your risk factor disclosure on page 11 regarding how the costs of regulatory compliance will likely increase and will continue to increase your legal, accounting and financial compliance costs. Your MD&A should discuss such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350 (2003).

Results of Operations, page 21

22. Please expand your results of operations to include a discussion of the reasons for the period-on-period changes in your results of operations. Please note that your MD&A should not be merely a restatement of financial statement information in a narrative form.

For guidance, see SEC Interpretive Release No. 33-8350 (2003).

Security Ownership of Certain Beneficial Owners and Management, page 24

23. We note your disclosure on page 32 that your Series A Preferred shares votes with your common shares on an as-converted basis. Please revise your beneficial ownership table to reflect the ownership of your Series A Preferred, and the total percentage of beneficial ownership of your Common Shares as well as your Series A Preferred, combined. See Item 403.

24. Please revise your beneficial ownership table to reflect all securities which may be converted within 60 days as required by Instruction 2 to Item 403 of Regulation S-K. For example we note that your Series A Preferred, Warrants and your convertible promissory note, as disclosed on pages 3 and 4, appear to be convertible at the holder's option. Please revise to include these convertible securities within the table or advise us why such disclosure is not required pursuant to Rule 13d-3(d)(1). Although you disclose that the convertibility of your Series A Preferred is limited to 4.99% of your beneficial ownership, we are unable to find such a limitation on convertibility in the related Securities Purchase Agreement. In addition, it appears that the limitation on convertibility contained in your notes is able to be waived, at any time, at the option of the holder. Please revise to include the full amount of common shares underlying these securities in your beneficial ownership table or provide us with an analysis of why such disclosure is not required. For guidance, please refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting C&DI Question No. 105.03.

Directors and Executive Officers, page 25

Biographical Information, page 26

25. Please revise this section to provide all of the information required by Item 401(e) of Regulation S-K. In particular, please provide each person's principal occupations and employment during each of the past five years. Also clarify each director's experience and knowledge which led to the conclusion that they should serve as a director.

Director Compensation, page 27

26. Please revise to address whether any compensation was awarded, earned, or paid to your directors during the last two completed fiscal years.

Executive Compensation, page 27

27. We note from your Form 8-K filed July 15, 2014 that you have an employment agreement with Mr. Mirken. Please revise to describe the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten.

Refer to Item 402(o)(1) of Regulation S-K. Please file your employment agreements as exhibits to you Form 8-K.

Certain Relationships and Related Party Transactions, and Director Independence, page 27

28. We note the disclosure on page F-6 of the Notes to your Consolidated Financial statements that Carbon Bond and CannLabs are commonly managed. Given this, please provide the information required by Item 404(d) with respect to your arrangements with CannLabs or advise us why such disclosure is not required.

29. Please revise your disclosure to indicate when the three loans were made, how Ms. Murray and Mr. Kilts are related parties, the amounts outstanding as of the latest practicable date, the amount of principal paid during the last fiscal year and the amount of interest paid during the last fiscal year.

Recent Sales of Unregistered Securities, page 30

30. Please revise your disclosure to indicate the amount of consideration received in the noted transactions.

31. You indicate that the noted transactions were exempt from registration under Section 4(a)(2) of the Securities Act. Please revise to briefly state the facts relied upon to make the exemption available.

32. We note from your financial statements certain other transactions in which securities were issued including the issuance of 200,000 options to an employee. Please revise to disclose all recent sales of unregistered securities as required by Item 701 of Regulation S-K.

33. Please revise to provide the exemption from Securities Act registration relied upon for your note purchase agreement. Also, for your merger transaction, subsequent split off and note purchase agreement, please revise this section to state briefly the facts relied upon to make the each claimed exemption from registration available. See Item 701(d) of Regulation S-K.

34. Where applicable, please provide the terms of conversion and use of proceeds for each of your recent sales of unregistered securities. See Items 701(e) and (f) of Regulation S-K.

Exhibits

35. Exhibits 10.1, 10.4, 10.7 appear to be missing attached schedules, exhibits, or annexes. Please refile these exhibits in their entirety.

Scott McPherson
CannLabs, Inc.
September 12, 2014
Page 7

Exhibit 99.1 CannLabs, Inc. Audited Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

36. On page 6 of your Business section, you disclose services provided include testing,
    consulting and research. Please expand your revenue recognition policy disclosures to
    also address your accounting policies for the consulting and research services provided.
    Please similarly revise your disclosures on page F-8 of Exhibit 99.3 and page 11 of your
    Form 10-Q for the period ended June 30, 2014.

Form 10-Q for the Period Ended June 30, 2014

Item 1. Financial Statements

37. On page 8, you indicate Carbon Bond and CannLabs were under common control and
    appear to have applied the guidance in ASC 810-10-30-1, which requires that there be no
    remeasurement of the VIE's assets and liabilities on the January 1, 2014 transaction date.
    As a result of this common control transaction, a change in reporting entity appears to
    have occurred. Please tell us how you considered the guidance in ASC 250-10-45-21,
    which requires retrospective combination of the entities for all periods presented. In the
    June 30, 2014 Form 10-Q, the December 31, 2013 balance sheet does not appear to have
    been retrospectively adjusted and retrospectively adjusted financial information for the
    comparable 2013 interim period has not been included. In addition, the financial
    statements and related financial information presented as of and for the years ended
    December 31, 2013 and 2012 and the three months ended March 31, 2014 have not been
    retrospectively adjusted in the Form 8-K/A filed August 15, 2014. Since the common
    control transaction occurred on January 1, 2014 and post-combination periods have been
    presented in both filings, please advise.

38. Based upon your disclosures on page 8, it appears $28,702 was initially reflected on your
    balance sheet for the non-controlling interest in the VIE. However, the $28,702 net loss
    attributable to the non-controlling interest recorded for the three months ended March 31,
    2014 reduced the non-controlling interest reflected on your balance sheet to zero. As
    indicated on page 17, the amounts earned from the VIE in the form of software licensing
    fees and administrative services fees are not tied to the VIE's revenue or net income.
    Accordingly, please tell us how you determined the net loss attributable to non-
    controlling interests was $28,702 for the three months ended March 31, 2014 and zero
    for the three months ended June 30, 2014. Please also explain why the non-controlling
    interest reflected on your balance sheet is zero as of March 31, 2014 and June 30, 2014.
    If you stopped attributing losses to the non-controlling interest in the VIE, once the
    balance sheet amount was reduced to zero, please tell us the accounting guidance you are
    relying upon and explain to us how it applies in your fact pattern. Refer to ASC 810-10-
    35-3 and ASC 810-10-45-21.

Consolidated Balance Sheets, page 3

39. Please tell us how you considered the guidance in SAB Topic 4:B, which requires your accumulated deficit to be reclassified to additional paid-in capital as of May 27, 2014 (the date you converted from a S corporation to a C corporation).

Consolidated Statements of Operations, page 4

40. You disclose on page 14 that Series A Preferred Shares, which were outstanding during the period ended June 30, 2014, contain cumulative dividend rights. Please tell us how you considered ASC 260-10-45-11, which requires adjustment for both dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) in arriving at net income (loss) attributable to common stockholders. See also SAB Topic 6:B.

Form 10-K for Speedsport Branding, Inc. for the fiscal year ended December 31, 2013

41. Please amend your Form 10-K and any Forms 10-Q filed since the end of your last fiscal year to comply with the comments above, as applicable.

42. Please amend your Form 10-K to provide the signature of your principal accounting officer or controller. See General Instruction D.2(a) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at (202)551-3681 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Sean Reid, Esq.
       Fox Rothschild LLP